

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Richard J. Gavegnano
Chairman and Chief Executive Officer
Meridian Bancorp, Inc.
67 Prospect Street
Peabody, MA 01960

> **Re: Meridian Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2014**
> **File No. 333-194454**

Dear Mr. Gavegnano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

2.   To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

3.   Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

Summary

Emphasizing growth in commercial lending, page 3

4.   Please balance the discussion by disclosing the added risks of commercial lending. Add a cross-reference to the risk factor appearing on page 18.

Risk Factors

The building of market share through de novo branching..., page 22

5.   To the extent possible, please disclose the estimated cost of your planned expansion through de novo branching. Please also disclose how many branches you anticipate opening in 2014 and 2015.

How We Intend to Use the Proceeds from the Offering, page 35

6.   If specifics are known about the new products and services to be offered, please expand the disclosures on these in the uses of proceeds.

Financial Statements

7.   Please revise to include the management report on internal control over financial reporting for Meridian Interstate Bancorp, Inc. for the period ending December 31, 2013.

Notes to Consolidated Financial Statements

Note 9 Income Taxes, page F-30

8.   Please disclose the nature and amounts of your deferred tax assets and liabilities. Please revise to provide all of the disclosures required by ASC 740-10-50.

Exhibits

9.   We note that you have identified certain exhibits that you intend to file at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement. They are subject to the staff's review and we will need time to conduct that review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
Mark Abbate
Peter Panaggio